Willis Lease Finance Corporation 773 San Marin Drive, Suite 2215 Novato, CA 94998 (415) 408-4700 Phone (415) 408-4701 Fax www.willislease.com

July 28, 2015

Via E-mail

Mr. Ameen Hamady

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                           Willis Lease Finance Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 16, 2015

File No. 1-15369

Dear Mr. Hamady:

As discussed, we respectfully request a ten business day extension of the time to file our response to your letter dated July 16, 2015. With this extension, we plan to respond to your letter on or before August 13, 2015.

If you have any questions, please do not hesitate to contact me at (415) 408-4714.

Sincerely,

Willis Lease Finance Corporation

By:	/s/ Bradley S. Forsyth
Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation